Celanese Corporation has requested confidential treatment for portions of this letter in accordance with 17 C.F.R. §200.83.
Celanese Corporation
222 W. Las Colinas Blvd.,
Suite 900N
Irving, TX, USA 75039
www.celanese.com
May 5, 2015

Filed as EDGAR Correspondence
Mr. Terence O'Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Celanese Corporation
Form 10-K for the Year Ended December 31, 2014
Filed February 6, 2015
Response dated April 10, 2015
File No. 1-32410

Dear Mr. O'Brien:
This letter is submitted by Celanese Corporation ("Celanese" or the "Company") in response to the additional comments of the staff of the Division of Corporation Finance ("Staff") of the United States Securities and Exchange Commission ("SEC") in its letter to Celanese dated April 21, 2015 ("Comment Letter"), which requested a response from Celanese relating to its Form 10-K for the year ended December 31, 2014 filed February 6, 2015 ("2014 Form 10-K"). On March 31, 2015, the Staff provided initial comments on the 2014 Form 10-K ("Original Comment Letter") to which the Company submitted a response on April 10, 2015 ("April 10, 2015 Response").
For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff's comments presented in bold italicized text, each of which is followed by the Company's response.
The Company is requesting confidential treatment pursuant to 17 C.F.R. §200.83 ("Rule 83") for portions of this response, indicated by [***], and consequently, portions of this response are redacted from this EDGAR filing. The Company has contemporaneously provided an unredacted response to the Staff.
Form 10-K for the Year Ended December 31, 2014
Financial Statements
Notes to the Financial Statements
Note 5. Variable Interest Entities, page 78

1.
We note your response to comment 1 in our letter dated March 30, 2015. Please help us better understand how you determined the appropriate accounting for the joint venture, Fairway Methanol LLC, that you formed with Mitsui & Co., Ltd. by addressing the below items. Please also provide us with the underlying contracts related to the formation of this joint venture and cross reference to the specific sections of the contract that materially impacted your analysis when addressing these items:

•
Please tell us what consideration you gave to the scope exception provided in ASC 810-10-15-17(d) in determining that you should use the variable interest entity guidance to account for this joint venture;

Response:
Background
In February 2014, the Company and Mitsui & Co ("Mitsui") agreed to form Fairway Methanol LLC ("Fairway"), of which the Company and Mitsui each own 50%. Accordingly, the two companies entered into eleven major agreements, including the Amended and Restated Joint Venture Agreement ("Agreement"), the Amended and Restated Limited Liability Company Agreement (Exhibit A to the Agreement) ("LLC Agreement"), the Operations and Maintenance Agreement (Exhibit D to the Agreement) ("O&M Agreement") and the Site Services Agreement (Exhibit G of the Agreement) ("Site Services Agreement").
Under generally accepted accounting principles in the US, absent other factors, a reporting entity generally uses the equity method of accounting when the reporting entity owns 50% or less of the equity ownership of an entity. However, if the entity is a variable interest entity ("VIE"), determination of the primary beneficiary is made to determine who consolidates the entity. The Company has determined that (1) Fairway is a VIE, (2) the Company is the primary beneficiary of the arrangement as detailed below, and (3) it is appropriate to consolidate Fairway under applicable accounting guidance. As discussed in more detail below, Fairway’s estimated net sales and net earnings are each less than [***] of the Company’s consolidated results. In addition, the inclusion of approximately $450 million in long-lived assets funded by Mitsui, effectively the difference in applying the equity method versus consolidation, represents 5% of total assets and has zero net asset impact to the Company.
Analysis
Paragraph 810-10-15-17(d) of the Financial Accounting Standards Board Accounting Standards Codification ("ASC") provides an exception to the application of VIE guidance for an entity deemed to be a business unless any one of a list of certain conditions applies. The conditions in ASC 810-10-15-17(d)(1) and (3) are both applicable to Fairway and, accordingly, result in Fairway not meeting the scope exception and thus requiring evaluation as a VIE.
Discussion of ASC 810-10-15-17(d)(1):
ASC 810-10-15-17(d)(1) states:
The reporting entity, its related parties (all parties identified in paragraph 810-10-25-43, except de facto agents under paragraph 810-10-25-43(d)(1)), or both participated significantly in the design or redesign of the legal entity. However, this condition does not apply if the legal entity is an operating joint venture under joint control of the reporting entity and one or more independent parties or a franchisee.
PricewaterhouseCooper’s Guide to Accounting for Variable Interest Entities (2013) Section 2.2.1 states:
The "So-Called" Business Scope Exception
One of the more confusing aspects is determining whether the VIE model applies to an entity that meets the definition of a business...
The objective of the VIE model is to provide guidance to address situations where the "voting interest" approach is not effective in identifying a party that has a controlling financial interest in an entity. The Board was specifically opposed to a scope exception for all businesses, citing that such a distinction was contrary to the principle underlying the VIE model. Therefore, an assumption that these subsections provide a scope exception to all businesses is not correct and many entities that are businesses may be VIEs.

We believe that the objective of the business scope exception is to allow reporting entities to avoid applying the VIE model to entities when it is unlikely that the reporting entity would be required to consolidate the entity (as the primary beneficiary) even if the entity is a VIE. The Board considered the most useful way to provide this aid to implementation would be in the form of a scope exception, that is, in a list of conditions that, if met, would obviate the need for further analysis and application of this guidance...
To qualify for this exception, the entity must meet the definition of a joint venture as defined in the ASC Master Glossary, "An entity owned and operated by a small group of entities (the joint venturers) as a separate and specific business or project for the mutual benefit of the members of the group," (the 1979 AcSEC Issues Paper, Joint Venture Accounting also provides guidance for determining which entities are operating joint ventures). Joint control over decision making is the most significant attribute of a joint venture. Under the design of the entity condition, it is critical that the reporting entity and at least one other unrelated party jointly control the entity. This means that neither party may have unilateral control. For example, if one joint venture partner (or another party) controls an entity through an operating or management agreement, the reporting entity would be required to apply the VIE model.
As discussed in depth below, Celanese operates Fairway through the O&M Agreement and exercises significant control over the day-to-day operations of the entity. As a result, the Company is required to apply the VIE model to Fairway.
KPMG’s Consolidation of Variable Interest Entities, A KPMG Analysis of the VIE Subsections of ASC Subtopic 810-10 (Revised May 2012) (the "KPMG VIE Guide") also contemplates ASC 810-10-15-17(d)(1) in the Interpretive Response to Question 3.13, Interests in Operating Joint Ventures, stating:
The AcSEC definition of a joint venture establishes joint control over the decision making of the entity as the key consideration in evaluating whether an entity is a joint venture. Joint control involves joint decision making over all key decisions…We believe that this type of arrangement is distinguishable from other arrangements in which parties involved with an entity share equally in its economic risks and rewards but not in the decisions about its activities. Put or call options between or among parties may affect whether the entity is a joint venture that is subject to joint control similar to the way in which such a call option affects whether participating rights are substantive under the guidance in ASC subparagraph 810-10-25-13(f).
The AcSEC definition of a joint venture contains little guidance about the conditions that must be met for a joint venture to be considered an operating joint venture. We believe that there is some interplay between the characteristics that cause an entity to meet the definition of a business in ASC Section 810-10-20 and ASC paragraphs 805-10-55-4 through 55-9 and the characteristics that would cause a joint venture to be an operating joint venture. Specifically, if a joint venture is project specific with a limited life, or outsources a substantial portion of its operations (particularly if those operations are outsourced to its venturers) so that the venture does not have the ability to sustain and perpetuate its existence by obtaining access to new customers and developing or modifying its products or services, we do not believe that the entity would be an operating joint venture.
Celanese operates Fairway through the O&M Agreement. Pursuant to the O&M Agreement, Celanese, as the operator of Fairway, is responsible for the development and/or modification of Fairway’s products and services (e.g. quality of the product and production efficiency in this context). These significant activities and Celanese’s control of Fairway, as provided under the O&M Agreement, are discussed at length below.
The KPMG VIE Guide also refers to equity options. As discussed in the April 10, 2015 Response, Mitsui holds an equity option [***] based upon the occurrence of certain events. This equity option further calls into question whether joint control exists with respect to Fairway as required for it to be considered an operating joint venture.
The other requirement applicable to the scope exception in ASC 810-10-15-17(d)(1) is that the reporting entity participated in the design of Fairway. As a 50% owner of a newly created entity, Celanese participated in all aspects of the design of Fairway’s capital structure, governance structure and operating activities in forming Fairway. As a result, it does not meet the scope exception provided for in ASC 810-10-15-17(d)(1).
Discussion of ASC 810-10-15-17(d)(3):
The second relevant condition that prevents Fairway from qualifying for the scope exception is ASC 810-10-15-17(d)(3), which states:
The reporting entity and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the legal entity based on an analysis of the fair values of the interests in the legal entity.
ASC 810-10-20 defines subordinated financial support as "variable interests that will absorb some or all of a (VIE’s) expected losses." As noted in the April 10, 2015 Response, the Company holds two such types of variable interests as follows:

•	Environmental liability deductible - The Environmental Deductible Side Letter (Exhibit E to the Agreement) requires the Company to absorb any environmental obligations of Fairway in excess of [***].

•
Equity option - Section 8.8 of the LLC Agreement provides for an equity option between the Company and Mitsui. Pursuant to the LLC Agreement, [***]. This equity option allows Mitsui to relinquish its ownership in Fairway and be released from its portion of obligations associated with environmental remediation. The April 10, 2015 Response included an excerpt from Deloitte’s Consolidation of Variable Interest Entities, A Roadmap to Applying the Variable Interest Entities Consolidation Model (March 2010), including a detailed example, which concluded that an equity option is considered a form of additional subordinated financial support.

These variable interests both result in the Company potentially absorbing some or all of any such expected losses of Fairway. Therefore, the Company has provided more than half of the total subordinated financial support for Fairway. While satisfying only one of the conditions in ASC 810-10-15-17(d) prevents an entity from meeting the VIE scope exception, the Company believes Fairway does not qualify for the scope exception based on two conditions in ASC 810-10-15-17(d)(1) and (3).

•
Please tell us how you determined this entity was a variable interest entity pursuant to ASC 810-10-15-14. Your explanation should address the specific condition that was met and the facts and circumstances that led you to determine that this condition was met; and

Response:
Discussion of ASC 810-10-15-14(b)(1):
ASC 810-10-15-14 provides that if any one of several conditions exist, application of VIE accounting is required. The Company believes that at least two conditions exist with respect to Fairway, ASC 810-10-15-14(b)(1) and (2), which are set forth below:
b. As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:
1. The direct or indirect ability through voting rights or similar rights to make decisions about a legal entity's activities that have a significant effect on the success of the legal entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership). Legal entities that are not controlled by the holder of a majority voting interest because of noncontrolling shareholder veto rights as discussed in paragraphs 810-10-25-2 through

25-14 are not VIEs if the shareholders as a group have the power to control the entity and the equity investment meets the other requirements of the Variable Interest Entities Subsections.
ASC 810-10-15-14(b)(1) focuses on the rights of the equity holders that have a "significant effect on the success of the legal entity." The Company’s analysis of this condition is addressed in the next response section below regarding ASC 810-10-25-38. The Company respectfully requests that the Staff refer to this analysis, which outlines Celanese’s control of Fairway’s most significant activities. This analysis also outlines Celanese’s right to make decisions about Fairway’s activities that have a significant effect on the success of Fairway. These rights and obligations manifest themselves through the O&M Agreement and not through the equity interests. Further, as discussed more fully in the next response section below, there is no requirement for the operator to be an equity holder. Therefore, although both Celanese and Mitsui have voting rights resulting from equity ownership, such rights are not sufficient to enable the equity holders, as a group, to have a significant effect on Fairway’s success. Accordingly, the Company believes that the requirements of ASC 810-10-15-14(b)(1) are met, and that application of the VIE guidance is required.
Discussion of ASC 810-10-15-14(b)(2):
The condition in ASC 810-10-15-14(b)(2) provides:
2. The obligation to absorb the expected losses of the legal entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the legal entity itself or by other parties involved with the legal entity…
The objective of this provision is to identify as VIEs those legal entities in which the total equity investment at risk does not provide the holders of that investment with the characteristics of a controlling financial interest. If interests other than the equity investment at risk provide the holders of that investment with the characteristics of a controlling financial interest or if interests other than the equity investment at risk prevent the equity holders from having the necessary characteristics, the entity is a VIE.
Section 4.031 of the KPMG VIE Guide provides a list of common arrangements that may protect equity participants for the first dollar risk of loss which includes:

•
Contractual arrangements to purchase the majority of an entity's goods or services on a cost-plus basis (e.g., actual costs to produce the goods or render the services plus a profit margin). If the cost of purchasing the goods or services exceeds their fair value, then the purchaser may be providing the entity with a form of subordinated financial support. Cost-plus purchase contracts should be evaluated to determine whether they protect the at-risk equity group from the first dollar of loss.

As discussed above, both the equity option and the exposure to environmental obligations result in the Company, and not the equity holders of Fairway as a group, absorbing certain expected losses. In addition, the Celanese Tolling Agreement (Exhibit B to the Agreement) and the Mitsui Tolling Agreement (Exhibit C of the Agreement) provide that the Company and Mitsui each purchase natural gas, for which they each retain title during the conversion process, and Fairway converts (tolls) that natural gas into methanol under a cost-plus arrangement. Cost-plus arrangements absorb Fairway’s expected losses and protect the equity component of Celanese and Mitsui’s interest. Based on these factors, the cost-plus arrangements shield the equity holders from loss, and the existence of the equity option and the cap on Mitsui's environmental obligation further burden the Company to absorb other losses.

•
You determined that construction, operation, and maintenance of the methanol unit as well as procurement, investment, and business diversification represent the significant economic activities of Fairway Methanol LLC. It is not clear how your role as the operator of the methanol unit and landlord provide you with the power to direct all of these significant activities. Please advise. Refer to ASC 810-10-25-38.

Response:
Under Article VII of the LLC Agreement, Governance of JVC, Fairway will be managed by a board of directors (the "Board") comprised of six directors. Celanese and Mitsui each appoint three directors; Celanese nominates the chairman and Mitsui nominates the vice chairman to the Board. The chairman and vice chairman do not carry any veto or tie breaker voting rights. Decisions subject to unanimous vote include: entering into contracts greater than [***], purchasing/leasing real property, entering debt transactions, approving financial statements, approving budgets, appointing principal officers (Celanese nominates the chief executive officer, Mitsui nominates the chief financial officer/senior vice president), amending the Agreement, entering equity transactions, adopting business plans, distributing cash, selling assets, making decisions regarding litigation with exposure greater than [***], incurring liens, temporarily idling the facility and establishing subsidiaries of Fairway.
While the Board approves the principal officers, how the positions are nominated and roles and approvals are important to understanding the relative importance of the approval provision. As noted, Celanese nominates the chief executive officer and Mitsui nominates the chief financial officer. These positions are not full-time positions at Fairway but instead serve an oversight function. Under the O&M Agreement, Celanese is also responsible for nominating the plant manager for the Fairway facility and makes decisions regarding the employment, training and supervision of the remainder of qualified personnel to operate the Fairway facility. The personnel performing under the O&M Agreement are the individuals responsible for operating the Fairway facility on a day-to-day basis and are the personnel making the critical operating decisions and executing the critical operating tasks. In the event an individual nominated by Celanese was not approved, Celanese would be responsible for nominating another person. Annual compensation costs for Fairway facility personnel requiring Board approval are less than [***] of the [***] estimated total compensation for Fairway facility personnel. As a result, the Company does not believe this approval has a substantive impact on the analysis.
The above discussion of approval rights includes discussion of the budget approval process. The chief executive officer, appointed by Celanese, recommends the budget under the business plan, which is then approved by Celanese and Mitsui. If the business plan is not approved, the then-current business plan shall remain in effect. Celanese, as the operator, prepares the O&M budget, which is then approved by the Board. If the O&M budget is not approved, the prior O&M budget (adjusted for inflation) remains in effect. In all cases, Celanese is responsible for continuing to operate the Fairway facility, regardless of the status of the budget.
ASC 810-20-55-7 states:
Provisions that govern what will occur if the limited partners block the action of the general partners need to be considered to determine whether the rights of the limited partners to block have substance. For example, if both of the following circumstances exist, then the rights of the limited partners to block the approval of the operating and capital budgets do not allow the limited partners to effectively participate and are not substantive:
a. The limited partnership agreement provides that if the limited partners block the approval of operating and capital budgets, then the budgets simply default to last year's budgets adjusted for inflation.
b. The limited partnership operates in a mature business for which year-to-year operating and capital budgets would not be expected to vary significantly.
Both of the provisions of ASC 810-20-55-7 are applicable to Fairway. As discussed further below, safe, efficient operation of the plant under the context of a budget is the critical activity and not the approval of the budget itself. As a result, the Company believes the budget in this context serves more as a protective right to the equity holders.
Under the O&M Agreement and the Site Services Agreement, Celanese was appointed the operator and site service provider, collectively the operator, of Fairway. As a result, Celanese is responsible for supervising, managing, directing and controlling the day-to-day operations and maintenance of the Fairway facility. Specifically, this means

Celanese is responsible for safety, maintenance, waste management, laboratory/testing, finance, procurement, human resources and steam supply. Collectively, these represent substantially all of the activities of Fairway. While knowledge about the process to produce methanol is known, serving as the operator is critical to performing the process in a safe and efficient manner to ensure financial success. The operator manages the volume and balance of raw material inputs and outputs, temperature and pressure of the reactor and quality, all within the mechanical limits and environmental permits applicable to the facility.
Serving as the operator of a chemical plant, especially one of this scale, requires significant education and experience. It is for this reason that Celanese, in its role as operator, has hired and has been training the employees that will provide services to Fairway for more than a year, providing both classroom and control room training. These costs represent approximately [***] of the expense activity reflected in the noncontrolling interest of [***] in 2014 ([***]). The equity holders in this case could have appointed a non-equity holder to be the operator. In fact there are a number of methanol producers, such as Methanex, Methanol Holding (Trinidad) Limited and numerous other producers, as well as a number of companies that specialize in management of chemical related plants, such as OCI N.V.
The O&M Agreement appointed Celanese as the operator of the Fairway methanol facility. Section 16.7 of the O&M Agreement goes further to provide that in the event Celanese were to sell its investment in Fairway to a third party it has the unilateral right to retain its role as operator or to appoint another operator. The principal reasons for Celanese insisting upon this requirement are based upon safety coupled with the proximity and sharing of infrastructure with the Company’s integrated chemical facility in Clear Lake, Texas.
In considering the significant activities of Fairway, the Company evaluated both economic activities included in the budget as well as typical risks impacting similarly situated chemical plants that also have significant impacts to the financial results. As noted below, the Company assumed Fairway will generate gross annual sales under its cost-plus arrangement of approximately [***] with [***] of net earnings. Accordingly, there are approximately [***] in total annual costs of Fairway. The components of these costs are estimated below:

Budgeted Expense	Estimated Amount ($MM)	Type of Cost
Depreciation	[***]	[***]
Services under O&M, Site Services and Business Services Agreements	[***]	[***]
Oxygen	[***]	[***]
Steam credit	[***]	[***]
Property taxes	[***]	[***]
Insurance	[***]	[***]
Natural gas transmission	[***]	[***]
Electricity	[***]	[***]
Other	[***]	[***]
Total	[***]
Per the LLC Agreement, contracts above [***] are approved by the Board. Services below [***] are unilaterally approved by Celanese as the operator. While the annual budget must be approved by the Board, Celanese, as the operator, is responsible for making day-to-day decisions about the incurrence of individual costs under [***] and managing all costs to budget. These requirements are covered in Article 4 of the O&M Agreement and Section 4 of the Site Services Agreement. The significant economic activities of Fairway can be grouped into two categories: construction and operation.
Construction is essentially the pre-operation phase of the project where the Fairway methanol facility is constructed and prepared to commence operation. Construction of the methanol plant results in a capital investment by the partners of up to $900 million. The substantial investment, and the fact that depreciation of the assets will account for the single largest cost (approximately [***] of the cost) to convert natural gas to methanol under the Agreement, makes construction a significant activity.
Methanol facilities are similar to other chemical production facilities in that they generate the most efficient and effective product yields and financial results when operated continuously, 24 hours a day, 365 days per year. In addition to efficient conversion of natural gas into methanol on a daily basis, minimizing or eliminating unplanned outages is crucial to avoiding adverse economic impacts for Celanese and Mitsui. Typical causes of unplanned outages are the result of mechanical failure. While outages do occur, limiting their occurrence or extent through proper maintenance is a key activity. Based on the above estimated annual costs, a one-month unplanned outage would result in [***] negative impact to the Fairway partners. This amount represents the estimated costs of the Fairway facility that will be incurred regardless of whether methanol is produced. In addition, Celanese and Mitsui would be required to purchase methanol on the open market to satisfy their methanol requirements during an outage. At today’s market price for methanol versus the assumed cost per ton to produce methanol at Fairway, the Fairway owners would incur an incremental [***] to source methanol for one month.
With respect to operations, as previously discussed, Fairway will toll methanol under a cost-plus arrangement, with Celanese and Mitsui each providing its own natural gas and retaining title to the gas through the tolling process. The cost at which natural gas is procured will be the largest and most variable factor impacting the produced cost of methanol (approximately [***] of the total cost). This input risk is retained by each partner individually so it is not considered an activity of Fairway. In addition, the majority of the jointly approved, Board-approved long-term contracts actually provide for a cost per unit utilized formula. While this allows the total costs to be estimated, based upon assumed efficiency of the equipment and operator, the day-to-day actions of the operator are critical in achieving the expected results. Said another way, although the formula for methanol is a known variable, the execution of the activities as operator is what drives the financial results of the entity. Certain portions of site services provided, such as procurement, finance and human resources, while important to an effective organization, are not considered significant activities as there is not as direct of a day-to-day connection impacting the overall financial results of Fairway.

Activity	Significant or Secondary Activity	Control - Shared or Party with Control	Control Analysis
Construction	Significant	Celanese
Faced with the pending expiration of a methanol supply agreement for the Company’s US Gulf Coast operations, Celanese explored alternative solutions to meet its future methanol needs. Celanese initiated methanol facility planning, site selection, engineering design work and ordering of long lead time materials resulting in expenditures of [***] prior to the formation of Fairway Methanol LLC. Upon formation of the joint venture, Celanese contributed the pre-formation costs and was reimbursed by Mitsui for 50% of these costs.
The construction is managed by an Engineering, Procurement and Construction project team comprised of [***] Celanese employees and [***] Mitsui employees. During the construction of the plant Celanese has the ability to break deadlock approvals of either cost overruns in excess of [***] or delays of between 45 days up until three months. This provision contributes to the Company’s conclusions regarding Celanese’s control of Fairway.

Activity	Significant or Secondary Activity	Control - Shared or Party with Control	Control Analysis
Operation - safety	Significant	Celanese
Safety is one of the key (if not the most important) activities in operating a chemical plant. Over the last few years numerous chemical sites have made national headlines for accidents involving explosions and chemical releases resulting in loss of life, destruction of property and environmental contamination. As the operator of Fairway's methanol facility, the Company is responsible for managing the maintenance and safety of the facility, and therefore, has the greatest impact on the ability to mitigate these potential events. Even if any event of this nature is not catastrophic, the economics of Fairway on a stand-alone basis would be substantially impacted by even relatively small mechanical and environmental events. The Agreement includes a cap on environmental obligations as previously discussed, further supporting the Company's view as to the significance of this activity and Celanese's responsibility as operator.
Under the O&M Agreement, Celanese is responsible for preparing, recommending and implementing the operations and maintenance procedures, including environmental, health and safety and emergency procedures for the facility, system descriptions and instructions, design documentation, a hazardous operations analysis, a maintenance and repair sourcing plan and other procedures. As part of the Site Services Agreement, Fairway has adopted Celanese safety protocols. Safety is a key activity which is why Celanese negotiated the unilateral retention of the right to operate or appoint the operator even in the event Celanese sold its equity interest. As operator, Celanese is responsible for safety.

Activity	Significant or Secondary Activity	Control - Shared or Party with Control	Control Analysis
Operation - maintenance	Significant	Celanese
Under the O&M Agreement, Celanese is responsible for maintenance of the Fairway facility. Not only does proper maintenance help ensure achievement of the planned design, production efficiency (cost) and life of the plant for which substantial investment was made, it also has a key correlation to safety above. Improper maintenance and upkeep are typical causes of safety related events. Also, as discussed in the lead-in to this table, planned and unplanned outages have serious financial consequences to the economics of a plant. Proper maintenance minimizes the occurrence and impact of these risks.
Under the Site Services Agreement, Celanese is also responsible for the maintenance of the dedicated and shared infrastructure utilized by Fairway. The Site Services Agreement provides that Celanese, at its sole discretion acting as the site service provider, may incur capital expenditures required for the maintenance of the dedicated and shared infrastructure as well as capital expenditures mandated by changes in law. These contractual provisions contribute to the Company’s conclusions regarding Celanese’s control of Fairway.

Operation - waste management, laboratory/testing and steam supply	Significant	Celanese
Each of these activities is provided by Celanese under the Site Services Agreement. As discussed above, while subject to overall budget and approvals for significant contracts, the financial impact of these activities will be driven by Celanese’s operational control.

Operation - procurement, finance and human resources	Secondary	Celanese
These services were not considered significant activities in the analysis as they are more administrative in nature. However, these services are controlled by Celanese under the Site Services Agreement.

In remarks regarding the application of VIE consolidation in ASC Topic 810 delivered at the 2014 AICPA National Conference on Current SEC and PCAOB Developments, Mr. Christopher F. Rogers, Professional Accounting Fellow, Office of the Chief Accountant, stated:
When decisions related to a significant activity do not require joint consent, the staff has struggled to find a basis in the accounting literature to support that shared power can in fact exist. This is the case even when it is determined that the significant activities that require joint consent more significantly impact the economic performance of the entity than the significant activities that do not. In situations when shared power does not exist but multiple parties are directing different significant activities, the guidance provides that one party will meet the power criterion in the primary beneficiary assessment. The staff believes an extension of this principle suggests that the party with more power, relative to others, over the significant activities of the VIE should consolidate.
While Fairway operates under an approved budget and contracts specifying the cost per unit of certain raw materials and transmission costs, the role of the operator is critical in achieving the expected operating and financial results. Celanese’s role in construction, its ability to break construction cost deadlocks and its control over the safety, maintenance and day-to-day operations of the Fairway facility provide the basis for the Company's conclusion that, in the context of the applicable accounting literature, Celanese controls and has more power over the most significant activities of Fairway.

2.
Please help us better understand the expected impact of the Fairway Methanol LLC joint venture on your financial statements. You anticipate that this entity will earn approximately $12 million per year, of which half will be attributable to Mitsui & Co., Ltd. Please also tell us the total annual revenues and gross profit that you anticipate will be generated by this entity. Please specify the portions of these amounts that will be attributable to sales made by the joint venture to you.

Response:
Fairway will convert (toll) natural gas into methanol under a cost-plus arrangement for both the Company and Mitsui using natural gas provided by Celanese and Mitsui. Per the Agreement, each party is responsible for supplying 50% of the natural gas used by Fairway for conversion into methanol. Assuming Fairway operates at full capacity utilization, the Company estimates Fairway’s total annual net sales will be [***] with gross profit of [***]. After estimated general and administrative expenses of [***], the Company expects Fairway’s annual net earnings will be [***] per year. Accordingly, 50% of Fairway’s net sales and net earnings will be attributable to the Company and will be eliminated in consolidation. The remaining 50% of Fairway’s estimated net sales ([***]) and net earnings ([***]) will be attributable to Mitsui and adjusted out of the Company's net earnings attributable to Celanese Corporation through Mitsui’s noncontrolling interest.

3.
The total shared capital and expense investment in the facility related to the Fairway Methanol LLC joint venture is estimated to be in the range of $875 million to $900 million. Your portion of the investment is estimated to be in the range of $350 million to $375 million, excluding the $100 million of previously invested assets at your Clear Lake facility. Please clarify whether the range of $875 million to $900 million includes the $100 million of previously invested assets as well as whether you or Mitsui & Co. Ltd. anticipate providing more than half of the total investment in this entity.

Response:
As disclosed on page 45 in the 2014 Form 10-K under the Liquidity and Capital Resources section of Management's Discussion and Analysis, the Company estimates the total shared capital and expense investment in Fairway to be in the range of $875 million to $900 million, including the value of the Company's previously installed infrastructure. Per Section 6.1 of the Agreement (Infrastructure In-Kind Contribution), the value of the Company's installed infrastructure is defined as $95 million. Accordingly, the Company revised the $100 million of installed infrastructure as disclosed in its 2014 Form 10-K to $95 million in its March 31, 2015 Quarterly Report on Form 10-Q. The $95 million of installed infrastructure at the Company’s integrated chemical facility in Clear Lake, Texas is comprised of various assets previously constructed and used by the Company's existing chemical operations.
As noted above, the estimated range of total shared capital and expense investment in Fairway includes the Company's $95 million of installed infrastructure. The total shared capital and expense investment in Fairway is to be split 50/50 between the Company and Mitsui. Accordingly, excluding the $95 million of previously installed infrastructure from the Company's 50% responsibility of the total shared capital and expense investment ($438 million to $450 million less $95 million) approximates the Company’s disclosed share of cash costs of $350 million to $375 million.

Summary Conclusion:
Celanese’s role as operator of the Fairway facility under the O&M Agreement and the Site Services Agreement, the existence of the equity option and lack of a cap on Fairway’s environmental obligations to be borne by the Company clearly show that the most significant activities of the joint venture are controlled by the Company and that risk of loss is most significantly borne by the Company.
As discussed above, natural gas makes up the substantial majority of the cost of methanol. This cost is retained by the Company and by Mitsui, and Fairway provides the service of converting (tolling) this natural gas into methanol. The Company's ability to obtain natural gas and convert it to methanol at a total cost below what methanol could be purchased on the open market is a key financial driver for the Company. As the operator of the existing Clear Lake integrated chemical facility, the Company ensures efficient and safe operation to minimize conversion cost and risks. The inputs for methanol are largely publicly available and the technology related to the production of methanol has developed over many years. What separates successful methanol tollers or producers from less successful ones is the efficiency and safety under which the unit is operated. For these reasons the Company continues to believe consolidation of Fairway is appropriate. While the Company believes the accounting treatment it has applied is appropriate, it also respectfully notes to the Staff that the impact of consolidating Fairway versus accounting for Fairway under the equity method is not material and represents less than [***] of the Company's net sales and net earnings. In addition, the inclusion of approximately $450 million in long-lived assets funded by Mitsui, effectively the difference in applying the equity method versus consolidation, represents 5% of total assets and has zero net asset impact to the Company.
* * * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
The Company believes that this letter addresses the Staff's comments in the Comment Letter. If you desire further information, please do not hesitate to contact the undersigned by letter or by telephone at (972) 443-4570.
Sincerely,

/s/ CHRISTOPHER W. JENSEN
Christopher W. Jensen
Senior Vice President, Finance and
Interim Chief Financial Officer

cc:	Mark C. Rohr
Gjon N. Nivica, Jr.
James R. Peacock III